Exhibit 23.3

CONSENT OF RYDER SCOTT COMPANY, L.P.

As independent oil and gas consultants, Ryder Scott Company, L.P. hereby consents to the incorporation by reference in this Registration Statement on Form S-8 of Chesapeake Energy Corporation, to be filed with the Securities and Exchange Commission on or about June 23, 2014, of all references to our firm and information from our reserves report dated February 14, 2014, entitled “Chesapeake Energy Corporation Northern and Southern Divisions Estimated Future Reserves and Income Attributable to Certain Leasehold and Royalty Interests Executive Summary SEC Parameters as of December 31, 2013”, included in or made a part of the Chesapeake Energy Corporation Annual Report on Form 10-K for the year ended December 31, 2013.

By:	/s/ Ryder Scott Company, L.P.
RYDER SCOTT COMPANY, L.P. TBPE Registration No. F-1580

Houston, Texas

June 23, 2014